PHILLIPS 66 PARTNERS LP

3010 Briarpark Drive

Houston, Texas 77042

June 27, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall

Division of Corporation Finance

Re:	Phillips 66 Partners LP

Registration Statement on Form S-1

Filed March 27, 2013

File No. 333-187582

Ladies and Gentlemen:

Set forth below are the responses of Phillips 66 Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 24, 2013, with respect to the Partnership’s Form S-1 initially filed with the Commission on March 27, 2013, File No. 333-187582 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 4 marked to show all changes made since Amendment No. 3 to the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 4 unless otherwise indicated.

Phillips 66 Partners LP

June 27, 2013

Amendment No. 3 to Registration Statement on Form S-1 Filed June 3, 2013

Conflicts of Interest and Duties, page 145

Conflicts of Interest, page 145

1.	We note the new and revised disclosure at pages 126 and 145 to 148, as well as your response to comment four from our letter to you dated May 28, 2013. At page 148, you state in part that when “acting in its individual capacity, as opposed to in its capacity as [y]our general partner, [your general partner] may act free of any duty or obligation to [you] or [y]our limited partners, other than the implied contractual covenant of good faith and fair dealing.” Given that Section 7.9(c) of your partnership agreement states that your general partner, when acting in its individual capacity, is not “required to act in good faith or pursuant to any other standard or duty imposed by this Agreement,” please explain the differences between the two related statements, and revise to clarify as necessary.

Response: We acknowledge the Staff’s comment and respectfully note that our new and revised disclosure was an attempt to clarify to readers of the Registration Statement the distinction between the provisions of Section 7.9(c) of our partnership agreement, on the one hand, and the above-referenced statements in the Registration Statement regarding the “implied contractual covenant of good faith and fair dealing,” on the other hand. As permitted under the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), our partnership agreement eliminates the “default” fiduciary duties to which our general partner would otherwise be subject under Delaware law and replaces them with a set of contractual standards that primarily revolve around a duty of “good faith.” Specifically, Section 17-1101(d) of the DRULPA provides as follows:

“To the extent that, at law or in equity, a partner or other person has duties (including fiduciary duties) to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement, the partner’s or other person’s duties may be expanded or restricted or eliminated by provisions in the partnership agreement; provided that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing.”1

By contrast, the implied contractual covenant of good faith and fair dealing is not a fiduciary duty, but rather a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts. The Delaware courts have recognized a clear and important distinction between an express contractual duty to act in good faith under a partnership agreement and the “good faith” concept contained in the implied contractual covenant of good faith and fair dealing. For example, in Gerber v. Enterprise

[1]	6 Del. C. § 17-1101(d)

Phillips 66 Partners LP

June 27, 2013

Products Holdings, LLC,2 the Delaware Supreme Court, in analyzing a form of limited partnership agreement that is substantially similar to our partnership agreement, adopted the Delaware Court of Chancery’s analysis of the differences between the implied covenant of good faith and fair dealing and the fiduciary duty concepts of good faith outlined in ASB Allegiance Real Estate Fund v. Scion Breckinridge Managing Member, LLC3:

“Under a fiduciary duty or tort analysis, a court examines the parties as situated at the time of the wrong. The court determines whether the defendant owed the plaintiff a duty, considers the defendant’s obligations (if any) in light of that duty, and then evaluates whether the duty was breached. Temporally, each inquiry turns on the parties’ relationship as it existed at the time of the wrong. The nature of the parties’ relationship may turn on historical events, and past dealings necessarily will inform the court’s analysis, but liability depends on the parties’ relationship when the alleged breach occurred, not on the relationship as it existed in the past.

An implied covenant claim, by contrast, looks to the past. It is not a free-floating duty unattached to the underlying legal documents. It does not ask what duty the law should impose on the parties given their relationship at the time of the wrong, but rather what the parties would have agreed to themselves had they considered the issue in their original bargaining positions at the time of contracting. “Fair dealing” is not akin to the fair process component of entire fairness, i.e., whether the fiduciary acted fairly when engaging in the challenged transaction as measured by duties of loyalty and care whose contours are mapped out by Delaware precedents. It is rather a commitment to deal “fairly” in the sense of consistently with the terms of the parties’ agreement and its purpose. Likewise “good faith” does not envision loyalty to the contractual counterparty, but rather faithfulness to the scope, purpose, and terms of the parties’ contract. Both necessarily turn on the contract itself and what the parties would have agreed upon had the issue arisen when they were bargaining originally.”4 (emphasis added)

As noted above, the implied contractual covenant of good faith and fair dealing is not a separate or independent fiduciary duty that may be imposed upon our general partner in addition to the express contractual duties set forth in our partnership agreement, but rather is a means for the Delaware courts to enforce the reasonable expectations of the parties where the language in our partnership agreement does not provide for a clear course of action. As a result, while we have previously disclosed in the Registration Statement that our general partner is subject to the implied contractual covenant of good faith and fair dealing, we have revised the Registration

[2]	Gerber v. Enterprise Products Holdings, LLC et al., No. 26, 2012 (Del. June 10, 2013) available at http://courts.delaware.gov/opinions/download.aspx?ID=190370.
[3]	50 A.3d 434, 440-42 (Del. Ch. 2012), aff’d in part, rev’d in part on other grounds, A.3d , 2013 WL 1914714 (Del. May 9, 2013).
[4]	Id. at 33.

Phillips 66 Partners LP

June 27, 2013

Statement to more clearly characterize the implied contractual covenant of good faith and fair dealing as a judicial doctrine as opposed to a fiduciary duty concept. In addition, we have included a separate risk factor describing our partnership’s replacement of our general partner’s fiduciary duties with contractual standards, subject to the implied contractual covenant of good faith and fair dealing. Please see pages 10, 11, 32, 148 and 153.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very Truly Yours,

PHILLIPS 66 PARTNERS LP

By:	Phillips 66 Partners GP LLC, its general partner

By:	/s/ Greg G. Maxwell
Greg G. Maxwell
Vice President and Chief Financial Officer

Cc:	Paul Monsour, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

John Cannarella, Securities and Exchange Commission

Karl Hiller, Securities and Exchange Commission

Bill Finnegan, Latham & Watkins LLP

Brett Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

David Buck, Andrews Kurth LLP